SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                               to
Commission file number 000-31207
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Bank Mutual Corporation 401(k) Plan
4949 W. Brown Deer Road
P.O. Box 245034
Milwaukee, WI 53224-9534
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Bank Mutual Corporation
4949 W. Brown Deer Road
P.O. Box 245034
Milwaukee, WI 53224-9534

     The Financial Statements and consent required by Form 11-K follow this signature page and are incorporated herein by reference. The list of financial statements filed is included therein.
SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BANK MUTUAL CORPORATION 401(K) PLAN
Date: June 20, 2008
/s/ Michael T. Crowley, Jr.
Michael T. Crowley, Jr., Trustee

/s/ Eugene H. Maurer, Jr.
Eugene H. Maurer, Jr., Trustee

Bank Mutual Corporation 401(k) Plan
Milwaukee, Wisconsin
Financial Statements and Supplemental Schedule
Years Ended December 31, 2007 and 2006

Bank Mutual Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm
Board of Trustees
Bank Mutual Corporation 401(k) Plan
Milwaukee, Wisconsin
We have audited the accompanying statements of net assets available for benefits of Bank Mutual Corporation 401(k) Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Bank Mutual Corporation 401(k) Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wipfli LLP
June 6, 2008
Appleton, Wisconsin

Bank Mutual Corporation 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006

Assets

Investments, at fair value	$28,085,084	$29,199,098

Net assets available for benefits, at fair value	28,085,084	29,199,098

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	5,927	26,621

Net assets available for benefits	$28,091,011	$29,225,719

See accompanying notes to financial statements.

Bank Mutual Corporation 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2007 and 2006

	2007	2006

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$391,660	$3,043,723
Interest and dividends	493,376	446,318

Total investment income	885,036	3,490,041

Contributions:
Participant	1,162,604	1,210,087
Employer	138,504	141,687
Rollover	63,481	48,694

Total contributions	1,364,589	1,400,468

Total additions	2,249,625	4,890,509

Deductions from net assets attributed to:
Benefits paid to participants	3,344,568	1,968,832
Corrective distributions	18,872	51,039
Investment advisory fees	20,893	22,535

Total deductions	3,384,333	2,042,406

Net additions (deductions)	(1,134,708)	2,848,103
Net assets available for benefits at beginning	29,225,719	26,377,616

Net assets available for benefits at end	$28,091,011	$29,225,719

See accompanying notes to financial statements.

Bank Mutual Corporation 401(k) Plan
Notes to Financial Statements

Note 1 Plan Description
The following description of Bank Mutual Corporation 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.
     General
The Plan is a defined contribution 401(k) plan covering substantially all employees of Bank Mutual Corporation (the “Corporation”) who have been employed for one year, completed 1,000 hours of service, and are 21 years of age. Participants are automatically enrolled approximately 30 days after meeting eligibility requirements at a contribution rate of 2% of gross wages. This contribution is invested 100% in a Wells Fargo Advantage Dow Jones Target Date Fund based on the participant’s current age and a retirement age of 65. The participant has 30 days to change his or her contribution rate, investment options, or decline to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan is administered by certain officers of the Corporation.
     Participant Contributions
Participants may elect to contribute up to the maximum contribution allowable under Internal Revenue Service (IRS) Code Sections 401(k), 404, and 415. Amounts contributed are deducted from gross wages for each payroll period and are remitted to the Plan in accordance with the investment options selected by the participant. Contributions in excess of IRS limits have been refunded to participants and are shown as corrective distributions on the statements of changes in net assets available for benefits. Participants may also contribute amounts representing distributions from other qualified defined contribution plans. These rollover contributions are not matched.
     Employer Contributions
The Corporation makes matching contributions equal to 20% of the employee’s contributions. Employee contributions over 5% of annual cash compensation are not matched. Matching contributions are funded at each payroll date along with employee contributions. In addition, the Corporation, at its discretion, may make certain additional contributions as determined by the Board of Directors of the Corporation. No discretionary contributions were made in 2007 or 2006.

Bank Mutual Corporation 401(k) Plan
Notes to Financial Statements

Note 1 Plan Description (Continued)
     Participants’ Accounts
All investments in participants’ accounts are participant-directed. The Plan allows participants to select from a variety of investment options with a mix of common stocks and bonds. The Plan also allows participants to invest in common stock of the Corporation and bank certificates of deposit.
Each participant’s account is credited with the participant’s contributions, the Corporation’s matching and discretionary contributions, and plan earnings (based on participant’s investment election and account balance).
     Vesting
All employee and employer contributions are 100% vested immediately.
     Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant’s account and bear interest at prime plus 1%, with rates ranging from 5.00% to 9.25%. Principal and interest are paid through level amortization with payments to be made not less frequently than quarterly through payroll deduction.
     Expenses of the Plan
Substantially all administrative and other expenses incurred in conjunction with the Plan are paid by the Corporation. Investment advisory fees and minimal professional fees are paid by the Plan.
     Payment of Benefits
Plan benefits are available at normal retirement, deferred retirement, early withdrawal, disability retirement, financial hardship withdrawal, death, or termination of employment. Participants receive benefit payments in the form of a lump-sum distribution.

Bank Mutual Corporation 401(k) Plan
Notes to Financial Statements

Note 1 Plan Description (Continued)
     Plan Termination
The Corporation has reserved the right to terminate the Plan at any time. In the event of termination, all amounts credited to participants’ accounts will be distributed to participants in accordance with the Plan’s provisions.

Bank Mutual Corporation 401(k) Plan
Notes to Financial Statements

Note 2 Summary of Significant Accounting Policies
     Method of Accounting
The accounting records of Bank Mutual Corporation 401(k) Plan are maintained on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.
Beginning January 1, 2006, the Plan adopted the requirements as described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). These requirements are effective for financial statements issued for periods ending after December 15, 2006. The FSP requires investment contracts held by a defined contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.
     Use of Estimates in Preparation of Financial Statements
The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from these estimates
     Investment Valuation
Investments are stated at fair value. Investments in certificates of deposit are stated at cost, which approximates fair value. Mutual funds are carried at current value, which represents the quoted market values of the underlying investments. The fair value of Bank Mutual Corporation common stock is its quoted market price. The fair value of the guaranteed investment contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Security transactions are accounted for on the trade-date basis (the date the order to buy or sell is executed).

Bank Mutual Corporation 401(k) Plan
Notes to Financial Statements

Note 2 Summary of Significant Accounting Policies (Continued)
     Investment Valuation (Continued)
Both realized and unrealized appreciation or depreciation are reflected for the year in the statement of changes in net assets available for benefits. Gains or losses on security transactions are recorded as the difference between proceeds received and the carrying value of the investments. Interest income is recognized on the accrual method, and dividend income is recorded on the ex-dividend date.
     Payment of Benefits
Benefit payments to participants are recorded upon distribution.
Note 3 Investments
The following is a schedule of investments that individually represent 5% or more of the Plan’s net assets at December 31:

	Asset Fair	Percent of	Asset Fair	Percent of
	Value	Net Assets	Value	Net Assets

Bank Mutual Corporation Certificate of Deposit*	$1,746,399	6.2	$1,524,579	5.2
Wells Fargo Stable Return Fund* **	1,974,734	7.0	1,851,632	6.3
American EuroPacific Growth Fund	2,262,090	8.1	1,659,006	5.7
Baron Asset Fund	1,796,804	6.4	1,689,281	5.8
Davis New York Venture Fund	2,243,970	8.0	2,139,586	7.3
MFS Value Fund	1,666,122	5.9	1,664,106	5.7
T. Rowe Price Growth Stock Fund	2,510,801	8.9	2,528,973	8.7
Wells Fargo Advantage Small Cap Value Fund*	2,923,479	10.4	2,963,380	10.1
Bank Mutual Corporation Common Stock*	6,936,351	24.7	9,377,572	32.1

*	Represents party-in-interest

**	Investment shown at contract value which is the relevant measurement attribute for fully benefit-responsive investment contracts.

Bank Mutual Corporation 401(k) Plan
Notes to Financial Statements

Note 3 Investments (Continued)
During 2007 and 2006, the Plan’s investments (including investments bought or sold during the year as well as those held at the end of the year) appreciated (depreciated) as follows:

	2007	2006

Mutual funds	$1,451,725	$1,846,404
Bank Mutual Corporation common stock*	(1,060,065)	1,197,319

Net appreciation	$391,660	$3,043,723

*	Represents party-in-interest
Note 4 Transactions With Parties-in-Interest
The Plan had the following transactions with Bank Mutual Corporation:

	2007	2006

Purchases of stock:
Number of shares	85,455	41,623
Value of shares on transaction dates	$948,990	$508,475

Sales of stock:
Number of shares	158,115	55,111
Value of shares on transaction dates	$1,794,440	$650,826

Benefit payments in-kind:
Number of shares	45,476	44,548
Value of shares on transaction dates	$535,707	$500,857
At December 31, 2007 and 2006, the Plan held 656,230 shares and 774,366 shares, respectively, of Bank Mutual Corporation common stock.
Certain plan investments are shares of mutual funds managed by Wells Fargo Investments. Wells Fargo Retirement Plan Services is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services amounted to $20,893 and $22,535 for the years ended December 31, 2007 and 2006, respectively.

Bank Mutual Corporation 401(k) Plan
Notes to Financial Statements

Note 5 Tax-Exempt Status of the Plan
On August 30, 2001, the Internal Revenue Service declared the prototype used by the Plan is qualified pursuant to Section 401 of the Internal Revenue Code. Plan management believes any amendments and events since the effective date of the last Internal Revenue Service determination letter do not affect the qualified status of the Plan. Accordingly, the Plan is exempt from federal and state income taxes under current provisions of their respective laws.
Note 6 Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

Bank Mutual Corporation 401(k) Plan
Plan’s EIN #39-0491685 Plan #002
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

Identity of Issue,	Description of Investment Including
Borrower, Lessor,	Maturity Date, Rate of Interest,		Current
or Similar Party	Collateral, Par, or Maturity Value	Cost	Value

	Certificate of deposits:
Bank Mutual Corporation*	5.29%, due February 7, 2008	N/R	$1,746,399
Wells Fargo*	223,979.000 shares — Cash Investment Fund	N/R	223,979

	Total certificates of deposits		1,970,378

	Common/collective trust:
Wells Fargo*	47,353.720 shares — Stable Return Fund	N/R	1,974,734

	Mutual funds:
Wells Fargo*	99,370.465 shares — Advantage Small Cap Value Fund*	N/R	2,923,479
	1,360.797 shares — Outlook Today Fund	N/R	13,935
	9,994.612 shares — Outlook 2010 Fund	N/R	128,930
	13,771.273 shares — Outlook 2020 Fund	N/R	199,546
	47,977.545 shares — Outlook 2030 Fund	N/R	741,253
	7,015.778 shares — Outlook 2040 Fund	N/R	123,337
	54.301 shares — Outlook 2050 Fund	N/R	535
Pimco	43,322.879 shares — Total Return Fund	N/R	463,122
American Fund	45,097.498 shares — Europacific Growth Fund	N/R	2,262,090
Baron	28,176.323 shares — Asset Fund	N/R	1,796,804
Davis New York	56,085.231 shares — Venture Fund	N/R	2,243,970
Goldman Sachs	29,180.122 shares — Mid Cap Value Fund	N/R	1,031,517
JP Morgan	82,393.185 shares — Small Cap Growth	N/R	907,973
MFS	62,801.445 shares — Value Fund	N/R	1,666,122
T. Rowe Price	75,173.668 shares — Growth Stock Fund	N/R	2,510,801

	Total mutual funds		17,013,414

Bank Mutual Corporation*	656,230.000 shares — Common stock	N/R	6,936,351

Participant Loans	5.00% to 9.25% notes, maturing over the next five years	0	196,134

	Total assets (held at end of year)		$28,091,011

*	Party-in-interest

N/R — Cost information is not required for participant-directed investments.
See Report of Independent Registered Public Accounting Firm.

Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement (Form S-8 no. 333-49592) pertaining to the Bank Mutual Corporation 401(k) Plan of our report dated June 6, 2008, with respect to the financial statements and schedules of the Bank Mutual Corporation 401(k) Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2007.
Wipfli LLP
June 12, 2008
Appleton, Wisconsin
See Report of Independent Registered Public Accounting Firm.